                                                news


FINANCIAL
RELATIONS BOARD


                                        RE:     Tefron Ltd.
                                                Ind. Center Teradyon
                                                P.O. Box 1365
                                                Misgav 20179
                                                Israel
                                                (NYSE:  TFR)

AT THE COMPANY                  AT FINANCIAL RELATIONS BOARD
--------------                  ----------------------------

Asaf Alperovitz                 Marilynn Meek - General Info. - (212) 827-3773
Chief Financial Officer
+972-4-9900803
Fax: +972-4-9900054

TEFRON LTD. REPORTS 2005 SECOND QUARTER AND SIX MONTH RESULTS

     o SALES ROSE 9.1% TO $49.8 MILLION FOR THE QUARTER AND 8.4% TO $102.4 MILLION FOR THE SIX MONTHS PERIOD.
     o NET INCOME OF $1.5 MILLION FOR THE QUARTER AND $2.7 MILLION FOR THE SIX MONTHS PERIOD.
     o STRONG EBITDA AND OPERATING CASH FLOW FOR THE QUARTER OF $6.0 MILLION AND $6.9 MILLION, RESPECTIVELY.
     o STRONG EBITDA AND OPERATING CASH FLOW FOR THE FIRST SIX MONTHS OF $11.7 MILLION AND $12.0 MILLION, RESPECTIVELY.

     MISGAV, ISRAEL, AUGUST 9, 2005 -- Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel and active wear, today announced financial results for the second quarter and six months ended June 30, 2005.

     Sales for the second quarter rose 9.1% to $49.8 million, compared to sales of $45.6 million in the second quarter of 2004. Gross profit for the second quarter was $8.4 million, compared to $7.6 million in the second quarter of 2004. Operating income for the second quarter increased 63.8% to $3.5 million, compared to operating income of $2.1 million in the second quarter of 2004. Net income rose to $1.5 million, or $0.08 per basic and diluted share, for the second quarter of 2005, compared to net income of $90,000, or $0.01 per basic and diluted share, in the second quarter of 2004. Operating cash flow for the second quarter was $6.9 million, compared to $2.9 million for the second quarter of 2004. EBITDA for the second quarter was $6.0 million, compared to $4.6 million in the second quarter of 2004.

     The Company reported sales of $102.4 million for the first six months of 2005, up 8.4% compared to sales of $94.5 million for the same period last year. Gross profit for the first six months was $16.7 million, compared to $14.8 million for the same period last year. Operating income increased 62.6% to $6.7 million for the first half of 2005, compared to $4.1 million for the same period last year. Net income for the first six months was $2.7 million, or $0.16 per basic share and $0.15 per diluted share, compared to $196,000, or $0.01 per basic and diluted share, for the same period last year. Operating cash flow for the first six months was $12.0 million, up 121.3% compared to operating cash flow of $5.4 million for the same period last year. EBITDA for the first six months was $11.7 million, up 30.5% compared to EBITDA of $8.9 million for the same period last year.


     SALES BY PRODUCT line:

----------------------- ------------------------ --------------------- ------------------------- -------------------------
                        Six months ended         Six months ended      Three months ended        Three months ended
                        June 30, 2005            June 30, 2004         June 30, 2005             June 30, 2004
----------------------- ------------------------ --------------------- ------------------------- -------------------------
                        USD           % of       USD        % of       USD          % of         USD         % of
                        millions      total      millions   total      millions     total        millions    total
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Intimate Apparel        46.2          45.1       62.0       65.6       21.9         44.0         29.8        65.4
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Active wear             27.8          27.1       7.7        8.1        15.8         31.8         4.0         8.9
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Swimwear (*)            11.3          11.1       8.0        8.5        3.2          6.4          3.4         7.5
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Health care products    17.1          16.7       16.9       17.8       8.9          17.9         8.4         18.3
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Total                   102.4         100.0      94.5       100.0      49.8         100.0        45.6        100.0
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------

     (*) Seasonal sales

     SALES BY SEGMENTS:

----------------------- ------------------------ --------------------- ------------------------- -------------------------
                        Six months ended         Six months ended      Three months ended        Three months ended
                        June 30, 2005            June 30, 2004         June 30, 2005             June 30, 2004
----------------------- ------------------------ --------------------- ------------------------- -------------------------
                        USD           % of       USD        % of       USD          % of         USD         % of
                        millions      total      millions   total      millions     total        millions    total
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Seamless (HiTex)        52.8          51.6       41.6       44.0       28.1         56.4         20.3        44.4
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Cut & Sew               32.5          31.8       36.0       38.2       12.8         25.7         17.0        37.3
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Health                  17.1          16.7       16.9       17.8       8.9          17.9         8.4         18.3
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------
Total                   102.4         100.0      94.5       100.0      49.8         100.0        45.6        100.0
----------------------- ------------- ---------- ---------- ---------- ------------ ------------ ----------- -------------

Mr. Yos Shiran, Chief Executive Officer, commented, "We are pleased to report year over year growth in both sales and net income for the second quarter and first six months of 2005. We were also happy to report a significant rise in our income from operations, operating cash flow and EBITDA for the quarter and six months.

As anticipated, our decrease in sales compared to the first quarter of this year is mainly attributed to lower sales in swimwear due to seasonality."

"The strength of our product line diversification was further established during the quarter. In the second quarter, active wear and swimwear represent 38.2% of our sales, up from approximately 16.4% last year. For the first six months of 2005, active wear and swimwear represented 38.2% of sales, up from approximately 16.6% of sales for the first six months of 2005. As mentioned last quarter, our customer base also changed significantly and it is now comprised of fewer leading customers that reflect our targeted product line diversification.

Last quarter's trend of improving profitability has continued as our Sports Innovation Division generated growth and boosted sales for the Company. Tefron EFP(TM) (ENGINEERED FOR PERFORMANCE) technology has been a driving force in the active wear segment and is yielding positive results in terms of successful product launches and fruitful business relationships with key partners".

Mr. Shiran, added, "In the second quarter we continued to experience operational improvement in our HiTex division. This improvement is expected to increase sales and profitability for the second half of the year, which will be mainly realized in the forth quarter.

"During the quarter we continued shifting our sewing capacity offshore for both our HiTex and Cut & Sew divisions. Our Cut & Sew offshore capacity now accounts for approximately 90% of overall Cut & Sew sewing production. We expect this will further improve our profitability in the second half of the year".

Mr Shiran, concluded, "We are enthusiastic about the growth we are experiencing in sales and profitability, as we benefit from the diversification of our product line, improved performance and focus on our customers' needs. We believe that Tefron's future is promising and we remain focused on increasing our sales and profitability".

On another note, the Company is considering registration of its shares also in the Tel-Aviv Stock Exchange (TASE). The Company believes that dual listing will increase the trading volume of its shares and allow more flexibility to its investors in terms of trading days and trading hours.

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.


                             FINANCIAL TABLES FOLLOW


                                                       TEFRON LTD.
                                          CONSOLIDATED STATEMENTS OF OPERATONS
                                  IN THOUSANDS OF US DOLLARS ( EXCEPT PER SHARE DATA )


                                                           SIX MONTHS ENDED             THREE MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,             YEAR ENDED
                                                      --------------------------    --------------------------   DECEMBER 31,
                                                          2005          2004            2005          2004           2004
                                                      ------------  ------------    ------------  ------------   ------------

                                                      --------------------------    --------------------------
Sales                                                     $102,397       $94,480         $49,778       $45,622       $182,819
Cost of sales                                               85,688        79,632          41,401        37,987        159,937
                                                      ------------  ------------    ------------  ------------   ------------

Gross profit                                                16,709        14,848           8,377         7,635         22,882
Selling, general and administrative expenses                10,026        10,739           4,907         5,517         22,387
                                                      ------------  ------------    ------------  ------------   ------------

Operating income                                             6,683         4,109           3,470         2,118            495
Financing expenses, net                                      1,714         1,744             874         1,314          5,212
                                                      ------------  ------------    ------------  ------------   ------------

Income (loss) before taxes on income                         4,969         2,365           2,596           804         (4,717)
Taxes on income                                              1,372         1,188             663           303            203
Minority interest in earnings of a subsidiary                  882           981             428           411          1,945
                                                      ------------  ------------    ------------  ------------   ------------

Net income (loss)                                           $2,715          $196          $1,505           $90        $(6,865)
                                                      ============  ============    ============  ============   ============

Basic and diluted net income (loss) per share                $0.16         $0.01           $0.08         $0.01         $(0.44)
                                                      ============  ============    ============  ============   ============
Diluted net earning (loss) per share                         $0.15         $0.01           $0.08         $0.01         $(0.44)
                                                      ============  ============    ============  ============   ============
Weighted average number of shares used for computing
   basic earning (loss) per share                       17,485,251    17,017,000      18,936,442    17,017,000     15,603,904
                                                      ============  ============    ============  ============   ============

Weighted average number of shares used for computing
   diluted earning (loss) per share                     17,744,589    17,217,366      19,059,549    17,097,211     15,603,904
                                                      ============  ============    ============  ============   ============


                                           TEFRON LTD.
                                   CONSOLIDATED BALANCE SHEETS
                                    IN THOUSANDS OF US DOLLARS


                                                               JUNE 31,
                                                      --------------------------    DECEMBER 31,
                                                          2005          2004            2004
                                                      ------------  ------------    ------------
                                                               UNAUDITED               AUDITED
                                                      --------------------------    ------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                   $6,231        $9,861          $3,558
Trade receivables (net of allowance for doubtful debts)     23,972        23,891          21,402
Other accounts receivable and prepaid expenses               5,766         6,330           5,696
Inventories                                                 28,830        33,262          33,137
                                                      ------------  ------------    ------------

TOTAL current assets                                        64,799        73,344          63,793
                                                      ------------  ------------    ------------
DEFERRED TAXES                                               2,426         2,785           2,486
                                                      ------------  ------------    ------------
PROPERTY, PLANT AND EQUIPMENT                               91,602        97,510          93,931
                                                      ------------  ------------    ------------
GOODWILL                                                    30,743        30,865          30,743
                                                      ------------  ------------    ------------
OTHER                                                          376         1,090             578
                                                      ------------  ------------    ------------
TOTAL assets                                              $189,946      $205,594        $191,531
                                                      ============  ============    ============


                                                               JUNE 30,
                                                      --------------------------    DECEMBER 31,
                                                          2005          2004            2004
                                                      ------------  ------------    ------------
                                                               UNAUDITED               AUDITED
                                                      --------------------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                     $19,992       $21,236         $21,355
Current maturities of long-term debt:
Loans from banks and other                                   8,989        10,829           9,039
Capital leases                                                  68           668             206
Trade payables                                              31,384        28,523          28,991
Conditional obligation with respect to issuance of shares        -          3304            3454
Other accounts payable and accrued expenses                  7,689        11,341           9,189
                                                      ------------  ------------    ------------

TOTAL current liabilities                                   68,122        75,901          72,234
                                                      ------------  ------------    ------------

LONG-TERM LIABILITIES:
Banks and other loans (net of current maturities)           43,447        50,144          47,907
Capital leases (net of current maturities)                       -            67               -
Deferred taxes                                               6,254         7,799           5,611
Accrued severance pay                                        2,024         2,593           2,744
                                                      ------------  ------------    ------------

TOTAL long-term liabilities                                 51,725        60,603          56,262
                                                      ------------  ------------    ------------

MINORITY INTEREST                                           16,845        15,666          16,291
                                                      ------------  ------------    ------------

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares; Issued: 18,944,186,
18,014,247 and 18,014,247 shares as of June 30, 2005
and 2004 and as of December 31, 2004 respectively;
 Outstanding: 17,946,786, 18,014,247  and 17,0166,797
shares as of June 30, 2005 and 2004 and as of
December 31, 2004 respectively;                              6,797         6,582           6,582
Deferred shares of NIS 1 par value: Authorized,
issued and outstanding: 4,500 shares                             1             1               1
Additional paid-in capital                                  82,715        79,265          79,243
Deferred stock-based compensation                             (308)         (889)           (486)
Less - 997,400 Ordinary shares in treasury, at cost         (7,408)       (7,408)         (7,408)
Other comrehensive loss                                        (70)            -               -
Accumulated deficit                                        (28,473)      (24,127)        (31,188)
                                                      ------------  ------------    ------------

TOTAL shareholders' equity                                  53,254        53,424          46,744
                                                      ------------  ------------    ------------


TOTAL liabilities and shareholders' equity                $189,946      $205,594        $191,531
                                                      ============  ============    ============


CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                           SIX MONTHS ENDED             THREE MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,             YEAR ENDED
                                                      --------------------------    --------------------------   DECEMBER 31,
                                                          2005          2004            2005          2004           2004
                                                      ------------  ------------    ------------  ------------   ------------
                                                                            (UNAUDITED)
                                                      --------------------------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income (loss)                                       $2,715          $196          $1,506           $90        $(6,865)

    ADJUSTMENTS TO RECONCILE NET LOSS
     TO NET CASH PROVIDED BY
      OPERATING ACTIVITIES:

    Depreciation, amortization and impairment of
      property, planet and equipment                         4,804         4,680           2,467         2,362         10,760
    Amortization of deferred stock-based compensation          178           151              80           151            554
    Loss related to conditional obligation                       -             -               -             -            150
    Increase (decrease) in accrued severance pay, net         (624)          135            (500)          104            380
    Decrease (increase) in deferred income taxes, net          725           794             359            43           (853)
    Realization of pre-acquisition acquired operating
      losses                                                     -             -               -             -            489
    Loss (gain) on sale of property and equipment, net         (31)          191             (13)          194             28
    Minority interest in earnings of a subsidiary              882           981             428           411          1,945
    Decrease (increase) in trade receivables, net           (2,570)        1,026           1,158         2,632          3,515
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                        (191)          124             313          (548)            65
    Decrease (increase) in inventories                       4,307        (1,586)          1,155        (1,018)        (1,461)
    Increase (decrease) in trade payables                    3,247        (1,019)          1,548          (805)          (567)
    decrease in other accounts payable and accrued
      expenses                                              (1,487)         (272)         (1,644)         (667)        (1,231)
                                                      ------------  ------------    ------------  ------------   ------------

    Net cash provided by operating activities               11,955         5,401           6,857         2,949          6,909
                                                      ------------  ------------    ------------  ------------   ------------

    CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property, plant and equipment               (3,524)       (5,037)         (1,793)       (3,035)        (8,950)
    Investment grants received                                 341           538              52           226          1,156
    Proceeds from sale of property, plant and equipment         90            33              53           11            422
    Acquisition of Macro Clothing                              (83)            -               -             -           (106)
                                                      ------------  ------------    ------------  ------------   ------------

    Net cash used in investing activities                   (3,176)       (4,466)         (1,688)       (2,798)        (7,478)
                                                      ------------  ------------    ------------  ------------   ------------

    CASH FLOWS FROM FINANCING ACTIVITIES:

    Repayment of long-term bank loans and other loans       (4,510)       (5,826)         (2,253)       (2,049)        (9,854)
    Payments under capital lease                              (138)         (959)            (52)         (338)        (1,488)
    Decrease in short-term bank credit, net                 (1,363)      (10,525)         (1,415)      (10,200)        (9,276)
    Dividend paid to minority interest in subsidiaries        (328)         (367)           (197)         (238)          (706)
    Proceeds from exercise of stock options, net               233             -              42             -              -
    Proceeds from issuance of shares and conditional
      obligation, net                                            -        19,726               -        19,726         19,704
                                                      ------------  ------------    ------------  ------------   ------------

    Net cash used in financing activities                   (6,106)        2,049          (3,875)        6,901         (1,620)
                                                      ------------  ------------    ------------  ------------   ------------

    Increase (decrease) in cash and cash equivalents         2,673         2,984           1,294         7,052         (2,189)
    Cash and cash equivalents at beginning of period         3,558         6,877           4,937         2,809          5,747
                                                      ------------  ------------    ------------  ------------   ------------

    Cash and cash equivalents at end of period              $6,231        $9,861          $6,231        $9,861         $3,558
                                                      ============  ============    ============  ============   ============


                                                           SIX MONTHS ENDED             THREE MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,             YEAR ENDED
                                                      --------------------------    --------------------------   DECEMBER 31,
                                                          2005          2004            2005          2004           2004
                                                      ------------  ------------    ------------  ------------   ------------
                                                                            (UNAUDITED)
                                                      --------------------------------------------------------
(a) CASH PAID DURING THE PERIOD FOR:

    Interest                                                $1,752        $1,726            $440          $659         $2,809
                                                      ============  ============    ============  ============   ============

    Income taxes, net of refunds received                      $47          $318              $5          $314           $272
                                                      ============  ============    ============  ============   ============


b) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
   AND FINANCING ACTIVITIES

    Purchase of property, plant and equipment by
      credit, net of investment grants receivables          $    -         $ 257           $   -         $   -          $   -
                                                      ============  ============    ============  ============   ============

          Settlement of a conditional obligation            $3,454         $   -           $   -         $   -          $   -
                                                      ============  ============    ============  ============   ============

                                                           SIX MONTHS ENDED             THREE MONTHS ENDED
                                                               JUNE 30,                      JUNE 30,             YEAR ENDED
                                                      --------------------------    --------------------------   DECEMBER 31,
                                                          2005          2004            2005          2004           2004
                                                      ------------  ------------    ------------  ------------   ------------
                                                                            (UNAUDITED)
                                                      --------------------------------------------------------

Income (loss) before taxes on income                         4,969         2,365           2,596           804        $(4,717)

Finance expenses ,net                                        1,714         1,744             874         1,314          5,212

Depreciation , amortization and impairment of
  propety, plant and equipment                               4,804         4,680           2,467         2,362         10,760

Amortization of deferred stock compensation                    178           151              80           151            554
                                                      ------------  ------------    ------------  ------------   ------------
                                                           $11,665        $8,940          $6,017        $4,631        $11,809
                                                      ------------  ------------    ------------  ------------   ------------